MIDLAND CAPITAL HOLDINGS CORPORATION

EXHIBIT 11 - STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended December 31,		Six Months Ended December 31,
	2000	1999	2000	1999
Net Income	$100,282	$ 82,642	$205,880	$130,835
Weighted average common shares
outstanding for basic computation	363,975	363,975	363,975	363,975
Basic earnings per share	$ 0.28	$ 0.23	$ .57	$ .36
Weighted average common shares
outstanding for basic computation	363,975	363,975	363,975	363,975
Common stock equivalents due to
dilutive effect of stock options	3,131	3,598	2,586	3,689
Weighted average common shares and
equivalents outstanding for
diluted computation	367,106	367,573	366,561	367,664
Diluted earnings per share	$ 0.27	$ 0.22	$ 0.56	$ 0.36